

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Xiangdong Zhang, Chief Executive Officer
Shanda Games Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, People's Republic of China

> **Re:** **Shanda Games Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **File No. 001-34454**

Dear Mr. Zhang:

We have reviewed your letter dated December 19, 2013 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 4, 2013.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical Accounting Policies

Revenue Recognition, page 66

1. Your response to prior comment 1 indicates that "there are no substantive differences when comparing mobile games launched and operated outside of China (versus in China) that would impact the Company's revenue recognition." However, we note that this is inconsistent with your disclosure on page 67 which indicates that "for mobile game

revenues generated in China, we recognize revenues net of commission fees charged by telecommunication operators or smart phone application platforms because we do not set the price sold to our players." Please advise. If revenue from games revenues generated in China are recognized on a net basis please describe in detail how revenue arrangements generated in China differ from those outside of China and explain your basis for net recognition.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief